Exhibit 5.2

Jones Day

2, rue Saint-Florentin

75001 Paris

France

September 29, 2011

Sanofi

174 avenue de France

75013 Paris, France

Re:	$1,000,000,000 1.200% Notes due September 30, 2014 (hereinafter referred to as the “Notes”) issued by Sanofi

Ladies and Gentlemen:

We have acted as special United States counsel to Sanofi, a French société anonyme (the “Company”), in connection with the issuance and sale of the Notes referred to above pursuant to the Underwriting Agreement dated September 27, 2011 (the “Underwriting Agreement”), by and among the Company and Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Natixis Securities North America Inc., as representatives of the Underwriters listed in Schedule 1 to the Underwriting Agreement (collectively the “Underwriters”). The Notes will be issued pursuant to the Indenture, dated as of March 29, 2011 (the “Indenture”), by and between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”).

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Notes, when they are executed by the Company and authenticated by the Trustee in accordance with the Indenture, and issued and delivered to the Underwriters against payment therefor in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company.

In rendering the foregoing opinion, we have assumed that: (i) the definitive terms of the Notes will be established in accordance with the Indenture; (ii) the definitive terms of the Notes will be established in accordance with all requisite corporate action and applicable law, including French law (except that no such assumption is made as to matters of the laws of the state of New York that in our experience would normally be applicable to general business entities with respect to the contemplated issuance of the Notes); and (iii) the Trustee has authorized, executed and delivered the Indenture and the Indenture is the valid, binding and enforceable obligation of the Trustee.

The opinion expressed herein is limited by bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations and judicial doctrines from time to time in effect relating to or affecting creditors’ rights generally, and by general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or at equity.

The opinion expressed herein is limited to the laws of the State of New York as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction, including in particular the laws of France.

We hereby consent to the filing of this opinion as Exhibit 5.2 to the Current Report on Form 6-K filed by the Company and incorporated by reference into the Registration Statement on Form F-3 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2010 (Registration No. 333-165472) (the “Registration Statement”) to effect the registration of the Notes under the U.S. Securities Act of 1933 (the “1933 Act”) and to the reference to Jones Day under the caption “Validity of Notes” in the prospectus dated September 27, 2011 constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ Jones Day

Jones Day